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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

DEC 11 2018

SEC FILE NUMBER
8-41551

FACING PAGE Washington, DC

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elish & Elish, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Pennsylvania Avenue
(No. and Street)

McDonough (City) GA (State) 30253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100 (Address) Atlanta (City) Georgia (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Yager, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elish & Elish, Inc.
of September 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J KEVIN JOKELA NOTARY PUBLIC HENRY COUNTY, GA

Signature

President

Title

Notary Public

MY COMMISSION EXPIRES 11/12/19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elish & Elish, Inc.

Financial Statements
and Supplementary Information

As of and for the Period Ended September 30, 2018

With Report of Independent Registered Public Accounting Firm

Contents
As of and for the Period Ended September 30, 2018

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Information	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	10
Schedule III - Information for Possession of Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	10
Report of Independent Registered Public Accounting Firm	11
Exemption Report	12

RUBIO CPA, PC

.CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Elish & Elish, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Elish & Elish, Inc. (the "Company") as of September 30, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the period then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the company's auditor since 2017.

December 10, 2018
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Statement of Financial Condition
September 30, 2018

ASSETS

Cash	$	31,382
Clearing deposit		21,435
Other assets		718
TOTAL ASSETS	$	53,535

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		15,313
Due to clearing broker		4,675
Commissions Payable		4,191
TOTAL LIABILITIES		24,179
Stockholder's Equity		
Common stock - Par value $1, 25,000 shares authorized, issued, outstanding		25,000
Additional paid-in-capital		157,228
Retained earnings (deficit)		(152,873)
STOCKHOLDER'S EQUITY		29,355
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	53,535

See accompanying notes to financial statements

Elish & Elish, Inc.

Statement of Operations
For the Period Beginning January 1, 2018 - Ending September 30, 2018

REVENUE:		
Commission income	$	21,301
Mutual fund fees		2,904
Other income		3,061
Total revenue		27,266
OPERATING EXPENSES:		
Clearance fees		23,092
Professional fees		23,120
Commissions		6,690
Occupancy		4,500
Other		11,638
Total expenses		69,040
NET LOSS BEFORE INCOME TAXES	$	(41,774)
Income Taxes		-
NET LOSS	$	(41,774)

See accompanying notes to financial statements

Statement of Changes in Stockholder's Equity
Period From January 1, 2018 to September 30, 2018

	Common Stock	Additional Paid in Capital	Retained Earnings	Stockholders' Equity
Balance at December 31, 2017	$ 25,000	$ 104,228	$ (111,099)	$ 18,129
Net Loss			(41,774)	(41,774)
Contributions from stockholder		53,000		53,000
Balance at September 30, 2018	$ 25,000	$ 157,228	$ (152,873)	$ 29,355

See accompanying notes to financial statements

Statement of Cash Flows
Period From January 1, 2018 to September 30, 2018

OPERATING ACTIVITIES:	
Net Loss	$ (41,774)
Adjustments to reconcile net loss to net cash used by operating activities	
Changes in operating assets and liabilities	
Decrease in accounts payable and accrued expenses	(2,361)
Decrease in commissions receivable	8,528
Decrease in clearing deposit	3,565
Decrease in other assets	2,156
Increase in due to clearing firm	1,145
Net cash used by operating activities	(28,741)
FINANCING ACTIVITIES:	
Contributions from stockholder	53,000
Net cash provided by financing activities	53,000
NET INCREASE IN CASH	24,259
CASH AT BEGINNING OF PERIOD	7,123
CASH AT END OF PERIOD	$ 31,382

Supplemental Disclosure of Cash Flow Information	
Non-cash financing activity - expenses paid by former parent	$ 3,000

See accompanying notes to financial statements

Notes to Financial Statements
September 30, 2018

1. Organization and Nature of Business

Elish & Elish, Inc. (the "Company") was organized on May 22, 1989 and incorporated under the laws of Pennsylvania. The Company is a full service brokerage and investment management firm. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

The Company was approved by FINRA on August 2, 2018 for 100% change in ownership. The Company remained in McDonough, Georgia upon completion of the sale. The Company is now currently owned by MADA Hong Kong, LTD. The Company remains a FINRA member broker and dealer in securities registered with the Securities and Exchange Commission ("SEC").

2. Summary of Significant Accounting Policies

Basis of Accounting

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect. The Company accounts for bad debts using the allowance method.

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

The Company recognizes revenue generally when it is earned and realized or realizable, and collection is reasonably assured. The Company records commissions earned from securities transactions on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Financial Statements
September 30, 2018

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions. The balances, at times, may exceed federally insured limits. As of September 30, 2018, balances did not exceed the insured limit.

Payable to Clearing Broker and Clearance Agreement
The Company is associated with COR Clearing (Clearing Broker), on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit with the clearing broker. The deposit is refundable, if, and when, the Company ceases doing business with the clearing broker. The payable to the clearing broker at September 30, 2018 arises from this arrangement.

Income Taxes
The Company, with the consent of its shareholder, was an S Corporation through August 2, 2018. It is believed that the Company will file returns after August 2, 2018 as a corporation. As a corporation for income tax reporting purposes effective August 2, 2018, deferred taxes are recognized for net operating loss carryforwards and for temporary differences between the basis of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets are evaluated for realization and a valuation allowance is provided when it is considered more likely than not that the deferred tax assets will be unrealized. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on its proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes bas been included in the financial statements for the period ended August 2, 2018.

ASC Topic 740-10, Accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company believes that it has no uncertain tax positions at September 30, 2018.

Management believes that all of the positions taken on its federal and state income tax returns would more likely that not be sustained upon examination.

New Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective October 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

3. Contingencies and Concentrations of Credit Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at September 30, 2018.

4. Related Parties

The Company leased office premises during the period ended September 30, 2018 pursuant to a related party agreement. Rent under the lease agreement was $4,500 for the period ended September 30, 2018.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At September 30, 2018, the Company had net capital of $28,637 which was $23,637 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 84%.

6. Subsequent Event

The Company has evaluated subsequent events through the date that the financial statements were issued.

7. Concentrations

One customer accounted for 18% of total revenue for the period ended September 30, 2018.

8. Income Taxes

It is believed that the Company became a corporation for income tax reporting purposes upon a change of ownership, effective August 2, 2018. The Company had a loss for the period from August 2, 2018 through September 30, 2018 of approximately $12,000, and therefore has a net operating loss carryforward to future years of approximately that amount.

Deferred tax effects at September 30, 2018 are related to the net operating loss carryforward and result in a deferred tax asset of approximately $3,000. The deferred tax asset is wholly offset by a valuation allowance, as it is considered more likely than not, that the deferred tax asset will be unrealized.

Elish & Elish, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of September 30, 2018

SCHEDULE I

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$	29,355
DEDUCTIONS AND/OR CHARGES:		
Other assets		(718)
NET CAPITAL	$	28,637
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	23,637
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	31,637
AGGREGATE INDEBTEDNESS	$	24,179
Percentage of aggregate indebtedness to net capital		84.43%

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part II of Form X-17A-5 as of September 30, 2018.

See accompanying notes to financial statements

SCHEDULE II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

SCHEDULE III - Information for Possession or Control Requirements Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The company did not maintain possession or control of any customer funds or securities at September 30, 2018.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Elish & Elish, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Elish & Elish, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Elish & Elish, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Elish & Elish, Inc. stated that Elish & Elish, Inc. met the identified exemption provisions throughout the most recent fiscal period without exception. Elish & Elish, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elish & Elish, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

December 10, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

Elish & Elish Inc
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Elish & Elish Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal period ended September 30, 2018 without exception.

I, Larry Yager, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Title: President

Date: 12/10/2018